GREAT PANTHER RESOURCES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2007 and 2006
Expressed in Canadian Dollars

GREAT PANTHER RESOURCES LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR
FINANCIAL REPORTING

The management of Great Panther Resources Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Resources Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER
FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 20, 2008	March 20, 2008

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Resources Limited

We have audited Great Panther Resources Limited’s (the "Company") internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 20, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Resources Limited (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses and operating cash flow deficiencies that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
March 20, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT PANTHER RESOURCES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$5,357,977	$9,208,048
Marketable securities	39,795	-
Amounts receivable, (note 5)	5,879,243	4,120,584
Income taxes recoverable	363,220	-
Inventories (note 6)	748,473	605,127
Prepaid expenses, deposits and advances	576,589	821,614
	12,965,297	14,755,373

Mineral properties, plant and equipment (note 8)	18,087,813	17,376,886

	$31,053,110	$32,132,259

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,216,730	$911,928
Income taxes payable	-	127,475
Current portion of long-term debt (note 10(a))	88,625	1,182,814
	2,305,355	2,222,217
Long-term liabilities:
Long-term debt (note 10(a))	-	104,127
Convertible loan notes (note 10(b))	4,028,611	1,163,799
Asset retirement obligations (note 11)	1,101,171	92,285
Future income tax liability (note 14)	2,421,504	-
	9,856,641	3,582,428

Shareholders’ equity:
Capital stock (note 12)	56,988,447	46,393,145
Contributed surplus (note 12(c))	6,261,116	6,077,864
Equity component of convertible note (note 10(b))	2,569,000	1,006,000
Accumulated other comprehensive income	5,945	-
Deficit	(44,628,039)	(24,927,178)
	21,196,469	28,549,831

Continuing operations (note 1)
Commitments and contingencies (notes 7, 9, 10, 11 and 16)
Subsequent events (note 17)

	$31,053,110	$32,132,259

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Revenues:
Mineral sales	$17,487,070	$7,069,442	$-
Cost of sales (excluding amortization
and depletion)	16,116,633	7,119,047	-
	1,370,437	(49,605)	-

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	3,603,668	1,421,769	12,579
Accretion on asset retirement obligation	22,704	-	-
Mineral property exploration expenditures (note 9)	6,803,104	3,968,083	2,340,398
General and administrative	4,672,362	4,408,631	2,139,236
Stock-based compensation	1,129,500	4,672,774	357,298
	16,231,338	14,471,257	4,849,511
	(14,860,901)	(14,520,862)	(4,849,511)

Other income (expenses):
Interest income	207,892	366,319	27,251
Interest expense	(1,035,577)	(830,236)	(357,011)
Write-down of mineral property acquisition
costs	-	-	(403,634)
Foreign exchange gain (loss)	(1,440,802)	10,358	(19,294)
	(2,268,487)	(453,559)	(752,688)

Loss before provision for income taxes	(17,129,388)	(14,974,421)	(5,602,199)

Provision for income taxes (note 14)	(2,571,473)	(110,016)	370,514

Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)

Other comprehensive income, net of tax:
Unrealized gain on marketable securities	5,945	-	-

Comprehensive loss for the year	$(19,694,916)	$(15,084,437)	$(5,231,685)

Diluted and basic loss per share (note 2(m))	$(0.27)	$(0.25)	$(0.22)

Weighted average number of common
shares outstanding	72,227,455	59,720,424	23,986,543

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Deficit, beginning of year	(24,927,178)	(9,842,741)	(4,611,056)

Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)
Deficit, end of year	$(44,628,039)	$(24,927,178)	$(9,842,741)

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash flows used in operating activities:
Loss for the year	$(19,700,861)	$(15,084,437)	$(5,231,685)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	3,603,668	1,421,769	12,579
Foreign exchange gain on debt	(778)	(12,395)	(119,478)
Stock-based compensation	1,129,500	4,672,774	357,298
Shares issued for mineral exploration
expenditures	246,000	613,000	50,000
Future income tax	2,421,504	(17,459)	(370,514)
Write-down of mineral property acquisition costs	-	-	403,634
Interest accretion on debt discount	259,355	378,363	357,011
Interest accretion on convertible note payable	377,812	149,799	-
Accretion on asset retirement obligations	22,704	-	-
Changes in non-cash operating working capital:
Amounts receivable	(1,758,659)	(3,119,463)	(733,324)
Inventories	(143,346)	(605,127)	-
Prepaid expenses and deposits	245,025	(637,702)	(133,758)
Accounts payable and accrued liabilities	1,304,802	680,062	29,380
Income taxes	(490,695)	127,475	-
Net cash used in operating activities	(12,483,969)	(11,433,341)	(5,378,857)

Cash flows used in investing activities:
Marketable securities	(33,850)	-	-
Mineral properties and capital expenditures	(3,328,413)	(5,736,570)	(941,840)
Purchase of net assets of Topia mine	-	-	(888,405)
Purchase of net assets of Guanajuato mines	-	-	(4,428,416)
Net cash used in investing activities	(3,362,263)	(5,736,570)	(6,258,661)

Cash flows from financing activities:
Due to directors and related parties	-	-	(37,654)
Issuance of shares for cash, net of issue costs	-	13,866,639	13,874,042
Proceeds on issuance of convertible note	4,050,000	2,020,000	-
Repayment of long-term debt	(1,456,893)	(4,897,504)	-
Proceeds received on exercise of warrants	8,725,054	9,224,170	1,136,555
Proceeds on exercise of options	678,000	869,257	36,000
Net cash from financing activities	11,996,161	21,082,562	15,008,943

Increase (decrease) in cash and cash equivalents	(3,850,071)	3,912,651	3,371,425

Cash and cash equivalents, beginning of year	9,208,048	5,295,397	1,923,972

Cash and cash equivalents, end of year	$5,357,977	$9,208,048	$5,295,397

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows, Continued
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Supplementary cash flow information:
Income taxes paid	$640,664	$-	$-
Interest expense paid	330,517	121,200	-
Interest income received	198,504	302,074	27,251

Non-cash financing and investing transactions:
Mineral property addition upon recognition
of asset retirement obligation	986,182	92,285	-
Warrants and options issued for financing fee	-	251,500	606,183
Assumption of debt on purchase of
net assets of Topia mine	-	-	1,430,937
Assumption of debt on purchase of
net assets of Guanajuato mines	-	-	3,918,747
Assumption of debt on purchase of mining	-	231,260	-
concession
Shares issued and funds received in prior years	-	49,910	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2007 and 2006, the Company recorded losses of approximately $19,701,000 and $15,084,000 respectively, and used cash in operations of approximately $12,484,000 and $11,433,000, respectively. As at December 31, 2007, the Company had an accumulated deficit of approximately $44,628,000 and a working capital balance of $10,660,000.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 18.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

	(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible note debentures and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

	(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

	(d)	Marketable securities:

Marketable securities are recorded at fair market value based on quoted market prices.

	(e)	Inventories:

Inventory consists of ore stockpiles and concentrate inventories which are valued at the lower of average cost and net realizable value. Costs include all direct costs incurred in production, including mining, crushing, processing and overhead. Supplies inventory, which includes the cost of consumables used in operations, such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost.

	(f)	Mineral properties, plant and equipment:

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures are capitalized.

Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

Once commercial production has commenced, production facilities and equipment, stated at cost, are depreciated using the straight-line method or units-of-production method, if sufficient reserve information is available, over their estimated useful lives, not to exceed the life of the mine (5 years) to which the assets relate. As at December 31, 2007, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance
Office equipment	20% declining balance
Leasehold improvements	straight-line over the term of the lease

(g)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

(h)	Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

	(i)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations gross of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

	(j)	Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

	(k)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

	(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

(m)	Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

(n)	Comparative figures:

Certain comparative figures have been reclassified to conform with current year presentation.

3.	Adoption of new accounting standards:

	(a)	Accounting Changes:

Effective January 1, 2007, the Company has adopted CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

	(b)	Financial Instruments:

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865 Hedges, Section 1530 Comprehensive Income and Section 3251 Equity.

In accordance with these new standards, all financial assets, except those classified as held-to-maturity and loans and receivables, are measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value (or marked to market) based on quoted market prices with unrealized gains or losses recognized as other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when realized. Those instruments classified as held- for-trading, have gains or losses included in earnings in the period in which they arise. The Company has classified its cash and cash equivalents as held-for-trading and therefore measures them at fair value, with unrealized gains and losses recorded in income. This change in accounting policy had no effect on the Company’s previous financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

3.	Adoption of new accounting standards (continued):

	(b)	Financial Instruments (continued):

The Company has classified its marketable securities as available-for-sale securities. This change in accounting policy had no effect as at January 1, 2007. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period from transactions and other events arising from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

Section 3251, Equity, establishes standards for the presentation of equity and changes in equity.

4.	Recent accounting pronouncements:

	(a)	Capital Disclosures:

CICA Handbook Section 1535, Capital Disclosures, requires additional disclosures about how a company manages its capital. Such information includes quantitative and qualitative disclosure about the Company’s objectives, policies and processes for managing capital, as well as summary quantitative data about what it manages as capital. The Company will be also be required to disclose whether during the period it complied with externally imposed capital requirements and the consequences of non-compliance, if applicable. Such disclosures will be based on information provided internally by the Company’s key management personnel. The standard is effective for interim and annual periods beginning on or after October 1, 2007. The Company is evaluating the impact of the adoption of this Section on the disclosure in the financial statements.

	(b)	Financial Instruments – Presentation:

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The standard is effective for interim and annual periods beginning on or after October 1, 2007. The Company does not expect adoption of this section to have a significant effect on the presentation in the financial statements.

	(c)	Financial Instruments – Disclosures:

Section 3862, Financial Instruments – Disclosures, requires additional quantitative and qualitative disclosures about an entity’s financial assets and liabilities, and their associated risks. Such disclosures include the significance of financial instruments for an entity’s financial position and performance and the nature and extent of risks arising from financial instruments. Specific disclosures include the criteria for designating the classification of different types of financial instruments and determining when impairment is recorded against the related financial asset or when an allowance is used. The standard is effective for

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

4.	Recent accounting pronouncements (continued):

interim and annual periods beginning on or after October 1, 2007. The Company is evaluating the impact of the adoption of this Section on the disclosure in the financial statements.

(d)	Inventories:

Section 3031, Inventories, establishes standards for the measurement and disclosure of inventory. It provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company is evaluating the impact of the adoption of this Section on the financial statements.

(e)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.	Amounts receivable:

	2007	2006

Value added tax recoverable	$3,037,482	$3,002,521
Trade accounts receivable	2,515,477	866,826
Other	436,284	401,237
	5,989,243	4,270,584
Allowance for doubtful amounts	(110,000)	(150,000)

	$5,879,243	$4,120,584

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	2007	2006

Finished product	$311,357	$368,462
Ore stockpile	29,319	-
Materials and supplies	407,797	236,665

	$748,473	$605,127

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

7.	Acquisitions:

	(a)	Topia Mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totaling US$2,551,678 as follows:

		(i)	US$100,000 upon registration of the option agreement and expensed as mineral exploration costs (paid);

(ii)

US$150,000 upon notification to option or of the Company’s decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 on the date of the formal signing of the purchase agreement totaling CAD$851,721 (paid);

		(iii)	three annual payments of US$300,000, US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement (paid); and

(iv)

the Company also agreed to assume the debt encumbering the property, totaling US$814,594 (US$325,527 paid upon signing of the purchase agreement). The debt was repayable out of production from concentrate sales as a 10% Net Smelter Return. As at December 31, 2007, the remaining debt balance is fully repaid.

The net present value of the Company’s post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt was determined by discounting the face value of the US$1,761,493 (CAD$2,158,534) at the Company’s estimated current borrowing cost to the date of acquisition, to equal $1,430,937. As at December 31, 2007, no remaining obligations remained.

The acquisition was accounted for as an asset acquisition. The following table summarizes the fair value of consideration given and the estimate fair value of assets acquired as at the acquisition date:

Assets acquired:
Plant	$1,730,573
Mineral properties	269,516
Offices and mobile equipment	319,253

$2,319,342

Consideration given:
Cash and direct costs of acquisition	$888,405
Debt	1,430,937

$2,319,342

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

7.	Acquisitions (continued):

The Company incurred mineral exploration expenditures on mineral property included in the Topia Mine Project both prior and subsequent to the acquisition transaction (note 9).

(b)	Guanajuato Mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price of US$7,250,000 (paid) consisted of staged cash payments to the end of 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The remaining staged payments were discounted at the Company’s estimated current borrowing rate to the date of acquisition, to equal $3,918,747. As at December 31, 2006, no remaining obligations remained.

The acquisition was accounted for as an asset purchase. The following table summarizes the fair value of consideration given and the estimated fair value of assets acquired at the acquisition date:

Assets acquired:
Plant	$2,049,063
Mineral properties	3,750,000
Offices and mobile equipment	811,722
Land	1,736,378

$8,347,163

Consideration given:
Cash and direct costs of acquisition	$4,428,416
Debt	3,918,747

$8,347,163

The Company incurred mineral exploration expenditures on mineral properties included in the Guanajuato Mine Project both prior and subsequent to the acquisition transaction (note 9).

A legal proceeding was launched in 2006 by five dissident members of the Sociedad Cooperativa Minero Metalurgica Sante Fe (the "Cooperativa") against the administration of the Cooperativa. Minera Mexicana el Rosario, S.A. de C.V. ("MMR") and one of MMR’s officers were named in the lawsuit. The lawsuit alleged that the sale of the Guanajuato mine assets should be nullified on the basis that the proceedings leading to the approval of the sale did not meet specific requirements as set out in the bylaws of the Cooperativa. The lawsuit was abandoned late in the second quarter of 2007 and was officially confirmed by the Court, after which the lawsuit cannot be re-initiated by the five dissidents.

(c)	Arcoiris Concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The total purchase price of US$300,000 consists of staged cash payments of US$20,000 (paid) upon signing of the purchase agreement, US$80,000 (paid) upon registration of the agreement and US$100,000 each on the first (paid) and second anniversary date. The Arcoiris concession is a strategic claim that is contiguous

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

7.	Acquisitions (continued):

with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its Topia Mine Property.

(d)	Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The agreement required cash payments of Pesos2,250,000 (CAD$222,300) (paid) upon signing of the purchase agreement and an additional payment of Pesos5,447,029 (CAD$538,166) (paid). The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

8.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	December 31,	December 31,
	2007	2006

Topia Mine (note 7(a)):
Mineral properties	$2,167,106	$1,577,851
Plant and equipment	5,660,608	5,002,155
Buildings and mobile equipment	393,346	383,086
Asset retirement obligations (note 11)	546,254	52,734
	8,767,314	7,015,826
Accumulated depreciation and depletion	(2,177,831)	(615,898)
	6,589,483	6,399,928

Guanajuato Mines (note 7(b)):
Mineral properties	3,978,063	3,750,000
Plant and equipment	4,828,025	4,248,128
Buildings and mobile equipment	1,752,370	1,075,714
Land	2,844,889	2,480,539
Asset retirement obligations (note 11)	532,213	39,551
	13,935,560	11,593,932
Accumulated depreciation and depletion	(2,753,990)	(799,333)
	11,181,570	10,794,599

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of
accumulated depreciation of $123,957 (2006 -
$36,879)	248,218	113,817

	$18,087,813	$17,376,886

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San	Santo	San	Topia		Topia
		Antonio	Nino	Taco	Main Block		II to IV		Guanajuato		Virimoa	Mapimi
		(a)	(a)	(b)	note 7	(a)	note 7	(a)	note 7	(b)	(c)	(d)		2007

Option													$
payments:	Cash	$49,119	$102,721	$-	$-		$-		$-		$-	$216,623		368,463

	Shares	-	-	-	-		-		-		-	246,000		246,000

Analysis		19,588	-	-	51,098		-		293,759		-	160,448		524,893

Drilling		161,212	-	-	766,273		-		816,417		-	928,912		2,672,814

Field costs		315,688	-	-	111,448		-		3,007		-	171,758		601,901

Geology		31,582	-	-	323,649		-		750,145		-	459,351		1,564,727

Project
administration		30,132	-	-	16,490		-		52,024		-	133,577		232,223

Mine
exploration
costs		-	-	-	1,223,200		-		-		-	-		1,223,200

		607,321	102,721	-	2,492,158		-		1,915,352		-	2,316,669		7,434,221
Cost
Recoveries		(631,117)	-	-	-		-				-	-		(631,117)

		(23,796)	102,721	-	2,492,158		-		1,915,352		-	2,316,669		6,803,104
Cumulative
expenses,
beginning of
year		233,870	386,933	425,465	3,325,140		168,144		2,342,567		369,788	766,817		8,018,724

Cumulative
expenses,
end of year		$210,074	$489,654	$425,465	$5,817,298		$168,144		$4,257,919		$369,788	$3,083,486		$14,821,828

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures (continued):

The continuity of expenditures on mineral properties for the year ended December 31, 2006 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2006

Option
payments	$ -	$ 11,495	$ -	$ -	$ -	$ -	$192,337	$625,639	$ 829,471

Analysis	1,288	-	-	64,493	-	286,744	-	-	352,525

Drilling	-	-	-	206,977	-	620,092	-	24,951	852,020

Field costs	768	-	-	228,253	-	43,061	-	-	272,082

Geology	16,782	11,307	-	352,364	44,188	848,183	-	107,207	1,380,031

Project
administration	16,006	-	-	127,244	-	129,684	-	9,020	281,954

	34,844	22,802	-	979,331	44,188	1,927,764	192,337	766,817	3,968,083
Cumulative
expenses,
beginning of
period	199,026	364,131	425,465	2,345,809	123,956	414,803	177,451	-	4,050,641

Cumulative
expenses, end
of period	$233,870	$386,933	$425,465	$3,325,140	$168,144	$2,342,567	$369,788	$766,817	$8,018,724

The continuity of expenditures on mineral properties for the year ended December 31, 2005 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	2005
Option payments	$ 4,099	$ 24,492	$ 93,516	$ -	$ -	$ -	$ -	$ 122,107
Analysis	18,553	9,414	2,814	78,142	14,909	7,571	14,952	146,355
Drilling	13,986	160,900	85,176	423,324	-	353,057	80,209	1,116,652
Field costs	906	1,851	1,058	31,928	556	776	850	37,925
Geology	86,907	62,971	62,298	288,302	75,529	47,059	77,834	700,900
Land taxes	11,277	1,640	1,886	44,171	6,813	-	-	65,787
Project
administration	29,998	1,237	2,267	106,942	282	6,340	3,606	150,672

	165,726	262,505	249,015	972,809	98,089	414,803	177,451	2,340,398
Cumulative
expenses, beginning
of period	33,300	101,626	176,450	1,373,000	25,867	-	-	1,710,243
Cumulative
expenses, end of
period	$ 199,026	$ 364,131	$ 425,465	$2,345,809	$ 123,956	$ 414,803	$ 177,451	$4,050,641

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures (continued):

	(a)	Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. US$30,000 was received upon signing of the agreement.

There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions as at December 31, 2007.

	(b)	San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the San Taco Option Agreement) which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

The Company did not make the required US$100,000 payment on February 28, 2006 and as a result forfeited all rights and options to the property.

	(c)	Virimoa Project:

On June 13, 2005, the Company signed an Option Agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico.

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company payable over three years, $50,000 was paid and 150,000 shares issued. No payments were made in 2007.

	(d)	Mapimi Project:

On September 11, 2006, the Company signed an Option Agreement to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as Km 66) in eastern Durango State, Mexico. In consideration for the right and purchase, the Company must make payments totalling US$3,000,000 and issue 500,000 common shares as follows:

(i) US$20,000 (paid) within 30 days of the signing of the option agreement;

(ii) US$80,000 (paid) and issuance of 200,000 common shares (issued) upon registration of the option agreement;

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures (continued):

(iii)	US$200,000 (paid) and issuance of 200,000 common shares (issued) by the first anniversary of the date of signing the option agreement;

(iv)	US$500,000 and issuance of 100,000 common shares by the second anniversary of the date of signing the option agreement;

(v)	US$700,000 by the third anniversary of the date of signing the option agreement; and

(vi)	US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

10.	Long-term debt:

(a) Long-term debt:

	December 31,	December 31,
	2007	2006

Topia mine acquisition (note 7(a)) (“Cienega debt”), discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smelter Royalty or US$25,000 per
shipment, whichever is higher and is secured by a general
security agreement over the assets of the Topia operations.
The debt was fully repaid as at December 31, 2007.	$-	$569,886

Topia mine acquisition (note 7(a)) (“Caneles debt”), without interest and discounted at an effective interest rate of 26.8%
per annum. Terms of the agreement required retirement of the
Caneles debt upon full payment of the Cienega debt. The debt
was fully repaid as at December 31, 2007.	-	753,855

Arcoiris concession acquisition, carrying value of US$100,000
(note 7(c)), without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged
payments over three years	99,130	233,060

	99,130	1,556,801
Less: unamortized discount	(10,505)	(269,860)
	88,625	1,286,941
Current portion	(88,625)	(1,182,814)

	$-	$104,127

Interest accreted on long-term debt totaled $259,355 in 2007 (2006 – $378,363).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

10.	Long-term debt (continued):

(b)	Convertible loan notes:

	December 31,	December 31,
	2007	2006

$2,020,000 note due March 9, 2010, interest rate of 8% per
annum payable quarterly. Discounted at an effective interest
rate of 26.8%.	$1,398,507	$1,163,799

$4,050,000 million notes due July 14, 2011, interest rate of 8%
per annum payable quarterly. Discounted at an effective
interest rate of 25.1%.	2,630,104	-

	$4,028,611	$1,163,799

(i)

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010 and is convertible into common shares of the Company at a price of $1.32 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model upon issue of the note. Interest accreted on the note payable during 2007 was $234,708 (2006 - $149,799).

(ii)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011 and is convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,563,000 using a Black- Scholes valuation model upon issue of the note. Interest accreted on the notes payable during 2007 was $143,104.

The fair value of the conversion feature of the notes has been recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

11.	Asset retirement obligations:

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2007	2006

Balance, beginning of year	$92,285	$-

Changes in cash flow estimates	986,182	92,285
Accretion expense	22,704	-

Balance, end of year	$1,101,171	$92,285

The provision for asset retirement obligations is based on the following assumptions:

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,289,000 (2006 - US$175,000).

•

The expected timing of payments is estimated as follows: US$1,698,000 in 2011, US$290,000 in 2012, and US$301,000 in 2013. This timing matches our remaining life estimate of the mines, which is estimated at 3 years in the absence of a reliable estimate of reserves.

•	A credit-adjusted risk-free rate of 25.1% (2006 – 26.8%) has been used to discount cash flows.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock:

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

	Number of	Stated
	common shares	value

Balance carried forward, December 31, 2004	15,818,677	$7,068,595

Private placement at $0.45 per unit, net of costs (i)	4,358,944	1,882,301
Private placement at $0.45 per unit, net of costs (ii)	12,363,000	5,008,713
Private placement at $0.62 per unit, net of costs (iii)	12,250,310	6,983,028
Exercise of "B" warrants at $0.45 per share	1,140,000	513,000
Exercise of "C" warrants at $0.45 per share	1,142,500	514,125
Exercise of "D" warrants at $0.45 per share	96,000	59,520
Exercise of options	80,000	36,000
Issue of options and warrants for financing services	-	(606,083)
Issue of shares for property	100,000	50,000
Reclass from contributed surplus on exercise of options	-	27,241

Balance, December 31, 2005	47,349,431	21,536,440

Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	4,034,000	2,501,080
Exercise of “H” warrants at $0.62 per share	2,147,500	1,331,450
Exercise of “I” warrants at $0.90 per share	197,000	177,300
Exercise of “J” warrants at $0.90 per share	3,062,500	2,756,250
Exercise of “K” warrants at $2.65 per share	127,999	339,197
Exercise of agent warrants	1,149,886	817,530
Exercise of options	1,799,560	869,257
Private placement at $2.00 per unit, net of costs (iv)	7,500,000	13,866,639
Issue of warrants for financing services		(251,500)
Issue of shares pursuant to mineral property option agreements
- Virimoa and Mapimi	250,000	613,000
Reclass from contributed surplus on exercise of options	-	485,229

Balance, December 31, 2006	69,797,348	46,393,145

Exercise of “I” warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of “J” warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options	-	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892

Balance, December 31, 2007	80,744,352	$56,988,447

No preferred shares have been issued.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

	(b)	Issued (continued):

(i)

On July 19, 2005, the Company issued by private placement 4,358,944 units at a price of $0.45 per unit for gross proceeds of $1,961,525 and paid issue costs of $79,224. Each unit consists of one common share of the Company and one-half of one non-transferable series “F” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 175,700 finder’s warrants entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The fair value of agent’s warrants of $19,583 is recorded as a cost of financing and is included in contributed surplus.

(ii)

On October 5, 2005, the Company issued by private placement 12,363,000 units at a price of $0.45 per unit for gross proceeds of $5,563,350 and paid issue costs of $554,638. Each unit consists of one common share of the Company and one-half of one non-transferable series “G” or “H” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 1,163,760 agent options entitling the holder to purchase for a twelve month period at $0.45, one unit comprising one common share and one-half of one non-transferable agent’s warrant. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at a price of $0.62 for a period of twelve months. The fair value of agent’s options of $147,000 is recorded as a cost of financing and is included in contributed surplus. An officer of the Company participated by acquiring 120,000 units.

(iii)

On December 20, 2005, the Company issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of the Company and one non-transferable series “I” or “J” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.90 for a period of two years. The Company also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non-transferable agent’s warrant, at $0.62 per unit. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at $0.90 for a period of twenty-four months. The fair value of agent’s options of $13,000 is recorded as a cost of financing and is included in contributed surplus. The Company also issued 1,096,000 agent’s warrants entitling the holder to acquire one common share of the Company at $0.90 for a period of twenty-four months. The fair value of agent’s options and the agent’s warrants of $426,500 are recorded as a cost of financing and is included in contributed surplus. An officer and two companies controlled by Directors, participated by acquiring an aggregate of 259,000 units.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

(iv)

On June 1, 2006, the Company issued 7,500,000 units by private placement at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus.

Included in issued capital stock as at December 31, 2007 are nil common shares (2006 – nil; 2005 - 1,012,500) held in escrow. During the year ended December 31, 2007, nil (2006 – 1,012,500; 2005 - 675,000) shares were released pursuant to time-based provisions of the escrow agreement.

(c)	Contributed surplus:

Stated value

Balance, December 31, 2004	$702,679

Issue of options and warrants for financing activities	606,083
Reclassification to common shares on exercise of options	(27,241)
Stock-based compensation	357,298

Balance, December 31, 2005	1,638,819

Issue of warrants for financing activities	251,500
Reclassification to common shares on exercise of options	(485,229)
Stock-based compensation	4,672,774

Balance, December 31, 2006	6,077,864

Reclassification to common shares on exercise of options	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500

Balance December 31, 2007	$6,261,116

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

	(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan (the “Plan”), options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. The right to this cashless exercise feature is subject to approval by the board of directors. In the year ended December 31, 2007, 35,000 common shares were issued upon cashless exercises.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

The continuity of common stock options for 2007 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		December 31,
price	Expiry date	2006	Granted	expired	Exercise	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	(40,000)	60,000
0.45	February 27, 2010	200,000	-	-	-	(50,000)	150,000
0.45	July 11, 2010	100,000	-	-	-	(100,000)	-
0.45	August 30, 2010	75,000	-	-	-	(75,000)	-
0.45	July 26, 2010	580,000	-	-	-	(180,000)	400,000
0.60	September 29, 2007	125,000	-	-	-	(125,000)	-
0.90	January 5, 2011	1,551,700	-	-	-	(350,000)	1,201,700
0.90	December 31, 2007	237,500	-	-	(140,000)	(97,500)	-
0.90	January 14, 2008	400,000	-	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	-	400,000
2.65	December 06, 2011	2,295,000	-	(190,000)	-	-	2,105,000
2.65	March 11, 2012	-	165,000	(50,000)	-	-	115,000
2.00	June 05, 2012	-	525,000	(150,000)	-	-	375,000
2.00	September 10, 2012	-	550,000	-	-	-	550,000

		6,584,200	1,240,000	(390,000)	(140,000)	(1,017,500)	6,276,700

Weighted average exercise price		$1.50	$2.09	$2.40	$0.90	$0.67	$1.71

As at December 31, 2007, all share options are fully vested. The weighted average remaining contractual life of the options is 3.0 years.

The continuity of common stock options for 2006 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2005	Granted	expired	Exercised	2006

0.45	February 8, 2009	710,000	-	-	(220,000)	490,000
0.52	April 5, 2009	60,000	-	-	(30,000)	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	250,000	-	-	(50,000)	200,000
0.45	May 2, 2006	100,000	-	-	(100,000)	-
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	125,000	-	(50,000)	-	75,000
0.45	July 26, 2010	700,000	-	-	(120,000)	580,000
0.60	September 13, 2006	747,260	-	-	(747,260)	-
0.60	September 29, 2007	125,000	-	-	-	125,000
0.45	October 4, 2006	416,500	-	-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	-	350,000	-	(112,500)	237,500
0.90	January 14, 2008	-	400,000	-	-	400,000
2.65	January 14, 2008	-	400,000	-	-	400,000
2.65	December 6, 2011	-	2,295,000	-	-	2,295,000

		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200

Weighted average exercise price		0.46	1.83	0.68	0.48	1.50

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

The continuity of common stock options for 2005 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2004	Granted	expired	Exercised	2005

0.45	February 8, 2009	790,000	-	-	(80,000)	710,000
0.52	April 5, 2009	60,000	-	-	-	60,000
0.52	April 30, 2009	400,000	-	(400,000)	-	-
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	-	250,000	-	-	250,000
0.45	May 2, 2006	-	100,000	-	-	100,000
0.45	July 11, 2010	-	100,000	-	-	100,000
0.45	August 30, 2010	-	125,000	-	-	125,000
0.45	July 26, 2010	-	700,000	-	-	700,000
0.60	September 13, 2006	-	747,260	-	-	747,260
0.60	September 29, 2007	-	125,000	-	-	125,000
0.45	October 4, 2006	-	416,500	-	-	416,500

		1,350,000	2,563,760	(400,000)	(80,000)	3,433,760

Weighted average exercise price		$0.47	$0.50	$0.52	$0.45	$0.46

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2007, the Company recorded compensation expense for the fair value of stock options of $1,129,500 (2006 - $4,672,774, 2005 - $357,298) for stock options that were granted during the year. The weighted average fair value of options granted during 2007 was $2.09 (2006 - $1.83, 2005 - $0.46) . The fair value per option was determined using the following weighted average assumptions:

	2007	2006	2005

Risk-free interest rate	4.4%	3.8%	3.2%
Dividend paid	0.0%	0.0%	0.0%
Expected life	5.0 years	4.2 years	3.4 years
Volatility	64.0%	65.2%	78.0%

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

	(e)	Warrants:

The continuity of warrants for 2007 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2006	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(3,906,200)	-	-
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(200,920)	-	-
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(5,034,300)	-	-
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	-	(553,084)	-	-
Series “K” Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(9,694,504)	-	4,101,374

The continuity of warrants for 2006 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2005	Issued	Exercised	Expired	2006

Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(1,039,861)	-	-
Agents' Warrants	0.62	June 28, 2006	127,500	-	(127,500)	-	-
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(1,139,611)	-	-
Finders' Warrants	0.62	July 18, 2006	48,200	-	(48,200)	-	-
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(4,034,000)	-	-
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	(2,147,500)	-	-
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	(197,000)	-	3,906,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	(209,400)	-	200,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	(3,062,500)	-	5,034,300
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	(182,906)	-	553,084
Series "K" Warrants	2.65	June 1, 2008	-	3,749,998	(127,999)	-	3,621,999
Broker Warrants	2.00	June 1, 2008	-	479,375	-	-	479,375
Agent Warrants	0.62	Sept. 13, 2006	-	373,630	(373,630)	-	-
Agent Warrants	0.62	Oct. 4, 2006	-	208,250	(208,250)	-	-

			21,882,982	4,811,253	(12,898,357)	-	13,795,878

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

The continuity of warrants for 2005 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2004	Issued	Exercised	Expired	2005

Series "B" Warrants	0.45	Mar. 22, 2005	1,715,000	-	(1,140,000)	(575,000)	-
Series "C" Warrants	0.45	Jan. 13, 2005	2,280,500	-	(1,142,500)	(1,138,000)	-
Series "D" Warrants	0.62	Mar. 28, 2005	1,785,714	-	(96,000)	(1,689,714)	-
Agents' Warrants	0.62	Mar. 28, 2005	591,543	-	-	(591,543)	-
Series "E" Warrants	0.62	May 27, 2005	1,500,000	-	-	(1,500,000)	-
Agents' Warrants	0.62	Apr. 22, 2005	450,000	-	-	(450,000)	-
Series "F" Warrants	0.62	June 28, 2006	-	1,039,861	-	-	1,039,861
Agents' Warrants	0.62	June 28, 2006	-	127,500	-	-	127,500
Series "F" Warrants	0.62	July 18, 2006	-	1,139,611	-	-	1,139,611
Finders' Warrants	0.62	July 18, 2006	-	48,200	-	-	48,200
Series "G" Warrants	0.62	Sept. 13, 2006	-	4,034,000	-	-	4,034,000
Series "H" Warrants	0.62	Oct. 4, 2006	-	2,147,500	-	-	2,147,500
Series "I" Warrants	0.90	Nov. 30, 2007	-	4,103,200	-	-	4,103,200
Agents' Warrants	0.90	Nov. 30, 2007	-	410,320	-	-	410,320
Series "J" Warrants	0.90	Dec. 20, 2007	-	8,096,800	-	-	8,096,800
Agent’s Warrants	0.90	Dec. 20, 2007	-	735,990	-	-	735,990

			8,322,757	21,882,982	(2,378,500)	(5,944,257)	21,882,982

13.	Related party transactions:

The Company entered into the following transactions with related parties:

	2007	2006	2005

Consulting fees paid or accrued to companies
controlled by directors of the Company	$539,000	$388,250	$295,760

Consulting fees paid or accrued to companies
controlled by officers of the Company	395,943	272,578	186,483

Cost recoveries received or accrued from a
company with a common director of the Company	631,117	-	-

Office and administration fees paid or accrued to
a company controlled by a director of the Company	39,879	101,060	78,388

As at December 31, 2007, $74,401 (2006 – nil; 2005 - $14,080) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from a company with a common director were $400,742 (2006 – nil, 2005 - nil) and were included in amounts receivable.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

14.	Income taxes:

Provision for income taxes:

	2007	2006	2005

Current income taxes	$149,969	$127,475	$-
Future income taxes	2,421,504	(17,459)	(370,514)

	$2,571,473	$110,016	$(370,514)

Income tax expense differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2007	2006	2005

Net income (loss) before tax	$(17,129,388)	$(14,974,421)	$(5,602,199)
Canadian income tax rate	34.12%	34.12%	34.12%

Income tax recovery expected	(5,844,547)	(5,109,272)	(1,911,470)
Permanent differences	(81,800)	1,766,992	121,910
Difference in tax rates	561,686	809,932	252,662
Benefit of tax attributes not recognized and
other items	7,936,134	2,642,364	1,166,384

	$2,571,473	$110,016	$(370,514)

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Future income tax assets:
Mineral property, plant and equipment and related debt	$1,022,274	$1,033,103
Office equipment financing and other	430,454	442,343
Capital losses	261,141	300,285
Non-capital losses	3,717,141	6,095,103
Total future income tax assets	5,431,010	7,870,834

Valuation allowance	(5,431,010)	(7,585,674)
Future income tax assets, net of allowance	-	285,160

Future income tax liabilities:
Mineral properties	(2,421,504)	(285,160)

Future income tax liability	$(2,421,504)	$-

At December 31, 2007, the Company had operating losses of $13,170,509 (2006 - $20,988,000; 2005 - $8,795,000) and capital losses of $1,934,816 (2006 - $1,934,816; 2005 - $1,989,000). The operating losses at December 31, 2007 includes $12,365,275 (2006 - $7,285,000; 2005 - $3,881,000) in Canada and $805,233 (2006 - $13,703,000; 2005 - $4,914,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2027.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

14.	Income taxes (continued):

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under income tax or flat tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax.

15.	Financial instruments:

	(a)	Fair value:

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. Marketable securities are recorded at fair value. The fair value of long-term debt payable to third parties approximates its carrying value as their interest rates reflect estimated market rates at December 31, 2007.

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

For the year ended December 31, 2007, an unrealized gain of $5,945 for marketable securities designated as available-for-sale has been recognized in other comprehensive income.

	(b)	Foreign currency and interest rate risk:

The Company currently has foreign operations, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedging arrangements or instruments to fix interest rates.

	(c)	Credit risk:

The Company earns substantially all of its revenue from one customer. To reduce credit risk, management performs ongoing evaluations and maintains reserves for potential credit losses.

16.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for approximately $347,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at December 31, 2007 is $516,000. This has

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

16.	Commitments and contingencies (continued):

not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

(b)	The Company is committed to making severance payments amounting to approximately $1,645,000 to certain Officers and management in the event that there is a change of control of the Company.

(c)	Commitments outstanding relating to laboratory and drilling services amount to $1,146,000 in 2008, $818,000 in 2009, $818,000 in 2010, and $818,000 in 2011.

(d)	The Company is committed to operating lease payments of $112,000 in 2008 and $66,000 in 2009.

17.	Subsequent events:

	(a)	Revision to Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Plan has become effective upon its adoption by the Board of Directors, in accordance with stock exchange requirements it will be submitted to shareholders of the Company for ratification at the next annual shareholders’ meeting. If ratified, the Plan will continue until the annual general meeting of shareholders in 2012. The Plan is subject to acceptance by the Toronto Stock Exchange.

	(b)	Subsequent to December 31, 2007, the Company entered into an agreement to purchase two scoop trams for a total purchase price of US$866,923, to be financed over 24 months at an interest rate of 9.93%.

	(c)	Subsequent to December 31, 2007, the Company received proceeds of $360,000 from the exercise of 400,000 options.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

	(a)	Income taxes:

As described in note 2(l), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2007, there were no differences between enacted and substantially enacted rates. For each of the years ended December 31, 2006 and 2005, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

	(b)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2(h). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995. For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options granted to employees was expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148 Accounting for Stock-Based Compensation- Transition and Disclosure (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non- employee awards are accounted for under the fair value method under both Canadian and US GAAP.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2007.

(c)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(d)	Convertible note payable:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 10(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2007 would be recorded at face value for a total of $6,070,000 and no value would be assigned to equity components of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP aggregating $377,812 (2006 - $149,799, 2005 - nil) for the year ended December 31, 2007 would not have been recorded, reducing interest expense by an equivalent amount.

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable	4,028,611	6,070,000	1,163,799	2,020,000
Share capital	56,988,447	63,199,652	46,393,145	52,604,350
Contributed surplus	6,261,116	6,276,116	6,077,864	6,092,864
Equity component of
convertible note	2,569,000	-	1,006,000	-
Deficit	(44,628,039)	(50,326,633)	(24,927,178)	(31,003,584)

(e)	Statement of operations presentation:

The consolidated statement of operations includes a write-down of the San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operating expense.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

	(f)	Recently adopted accounting pronouncements:

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The adoption of this interpretation did not result in any adjustment being recognized in the consolidated financial statements.

	(g)	Recent accounting pronouncements:

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(ii)

In February 2007, FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Liabilities which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

		(iv)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

			•	all business acquisitions would be measured at fair value

			•	most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(h)	Reconciliation:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

(i)	Share capital and contributed surplus:

	2007	2006

Share capital and contributed surplus, under
Canadian GAAP	$63,249,563	$52,471,009
Adjustment for stock-based compensation for
employees (note 18(b))	15,000	15,000
Reversal of recapitalization of deficit (note 18(c))	6,211,205	6,211,205

Share capital and contributed surplus, under
US GAAP	$69,475,768	$58,697,214

(ii)	Deficit:

	2007	2006

Deficit, under Canadian GAAP	$(44,628,039)	$(24,927,178)
Adjustment for stock-based compensation for
employees (note 18(b))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 18(c))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 18(d))	527,611	149,799

Deficit, under US GAAP	$(50,326,633)	$(31,003,584)

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(iii)	Loss and loss per share:

	2007	2006	2005

Loss for the year, under
Canadian GAAP	$(19,700,861)	$(15,084,437)	$(5,231,685)
Interest accreted on convertible
loan note (note 18(d))	377,812	149,799	-

Loss for the year, under US GAAP	$(19,323,049)	$(14,934,638)	$(5,231,685)

Basic and diluted loss per share, under
US GAAP	$(0.27)	$(0.25)	$(0.22)
Weighted average number of common
shares, basic and diluted	72,227,455	59,720,424	23,986,543